1 1 VEON Investor Presentation 22 December 2022

2 2 This presentation has been prepared by VEON Ltd. (“VEON” and, together with its subsidiaries, the “Group”) solely for informational purposes. This presentation contains certain forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “may” or “will” or, in each case, their negative or other variations or comparable terminology or by their context. These forward-looking statements include all matters that are not historical facts, and in particular those items indicated as targets, ambitions or expectations of future results. They appear in a number of places and include, but are not limited to, statements regarding the Group's intentions, beliefs or current expectations concerning, amongst other things, results of operations, financial condition, liquidity, prospects, growth and strategies. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. A multitude of factors including, but not limited to, changes in demand, activity in the financial markets, competition and technology or the regulatory environment, can cause actual events, performance or results to differ materially from any anticipated development. Forward-looking statements are not guarantees of future performance and the actual results of operations, financial condition and liquidity, and the development of the industry in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements set out in this presentation. Past performance of the Group cannot be relied on as a guide to future performance. Forward-looking statements speak only as at the date of this presentation and the Group expressly disclaims any obligations or undertaking to release any update of, or revisions to, any forward-looking statements in this presentation. There can be no guarantee that any contemplated transactions or activities described in this presentation will occur on the terms described herein or at all. Nothing in this presentation should be considered to be a forecast of future profitability or financial position of the Group and none of the information in this presentation is or is intended to be a profit forecast, dividend forecast or profit estimate. This presentation includes interim financial information based on VEON’s management’s reporting and that reflects the management’s estimates based on information available as of the date this presentation. The financial information presented herein is not a comprehensive statement of the Group’s financial results for the periods presented. In addition, the interim financial information presented herein has not been externally audited, reviewed or verified. VEON’s actual results for the periods after the end of the fiscal year ending December 31, 2021 may differ materially from the financial information included herein. In addition, any future ambition figures included in this presentation are based on VEON’s current geographic footprint and asset profile. Therefore, you should not place undue reliance upon such financial information. This presentation does not constitute, and should not be construed as, part of any offer or invitation for the sale or purchase of securities or any businesses or assets described in it and it is not intended to provide the basis of any investment decision nor does it or is it intended to form the basis of any contract for acquisition of or investment in any member of the Group, financial promotion, or any offer or invitation in relation to any acquisition of or investment in any member of the Group in any jurisdiction, nor does it purport to give legal, tax or financial advice. Nothing herein shall be taken as constituting the giving of investment advice and this presentation is not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation to acquire any securities of the Group. The recipient must make its own independent assessment and such investigations as it deems necessary. The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities. No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of the Group or any of its shareholders, affiliates, directors, officers or employees or any other person as to the accuracy, adequacy, usefulness, completeness or fairness of the information or opinions contained in these materials or as to the reasonableness of any assumptions on which any of the information herein is based. This presentation is subject to change without notice, it may be incomplete or condensed and it may not contain all material information concerning the Group. The Group does not undertake any duty or obligation to update or revise this presentation or any forward-looking statement within it, whether as a result of new information, future events or otherwise. The Group shall have no liability to any party for the quality, accuracy, timeliness, continued availability, or completeness of any information contained in this presentation. Developments with respect to applicable sanctions and export control laws and regulations following the date of this presentation could materially impact the transactions presented herein. DISCLAIMER (1/2)

3 3 Important Notice This presentation is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This presentation is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this presentation contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. DISCLAIMER (2/2)

4 4 5. AMENDMENTS OBJECTIVES 6. AMENDMENTS OVERVIEW AGENDA 1. EXECUTIVE SUMMARY P.5 2. 3Q22 HIGHLIGHTS P.9 3. PORTFOLIO STRATEGY P.20 4. FUTURE PERFORMANCE AMBITION P.23 P.28 P.30 7. PROCESS & TIMELINE P.34 APPENDIX P.36

5 5 • Over the past nine months, VEON Ltd. (“VEON” or together with its subsidiaries, the “Group”) has successfully strengthened its liquidity position, and this will remain a key priority in the near term • However, despite the resilient performance of its underlying operating companies, which are considered largely self-sustaining, VEON’s ability to upstream cash for debt service is currently impaired by currency and capital controls in two of its major markets (Ukraine and Russia) and other geopolitical/FX pressures affecting emerging markets generally, including the countries in which the Group has operations • In addition, the conflict between Russia and Ukraine and developments since February 2022 with respect to sanctions laws and regulations have resulted in unprecedented challenges for VEON, limiting access to the international debt capital markets in which VEON has traditionally refinanced maturing debt and so hampering its ability to refinance indebtedness. Without a change in the status quo, the situation is likely to remain challenging, including as a result of the withdrawal of VEON’s credit ratings by rating agencies due to VEON’s current exposure to Russia • As a result of sanctions laws and regulations imposed on Russia, cash payments of both interest and principal amounts that either have already been made or will be made by VEON Holdings B.V. (the “Company”) under its various RUB and USD notes (the “Notes”) through the international clearing systems do not reach the beneficial owners of the Notes that are held directly or indirectly (through the chain of Russian depositaries) via the Russian National Settlement Depository (the “NSD” and, such owners, the “NSD Noteholders”) – VEON understands that such cash payments are instead being blocked by the international clearing systems, as the international clearing systems are not making payments to the NSD, due to the European Union’s targeting of the NSD, and possibly in response to United States and United Kingdom sanctions laws and regulations targeting Russia more broadly • Given the Company believes a significant proportion of NSD Noteholders are among the holders of the 5.95% notes due February 2023 and 7.25% notes due April 2023 issued by the Company (together, the “2023 Notes”), any maturity payments made by the Company in respect of the 2023 Notes on their respective maturity dates are expected to result in an inefficient use of material sums of liquidity, due to the cash remaining blocked in the international clearing systems EXECUTIVE SUMMARY (1/4) Background

6 6 • On 5 July 2022, the President of the Russian Federation issued Decree 430, which states that “Russian legal entities with obligations related to Eurobonds are required to ensure the fulfilment of obligations to holders of Eurobonds whose rights are recorded by Russian depositaries” • Although the Notes have been issued by the Company and PJSC VimpelCom is neither a co-obligor nor a guarantor under the Notes, on 20 September 2022, PJSC VimpelCom received correspondence from the Russian Ministry of Finance (the "Russian MinFin") where the Russian MinFin stated that it “consider[s] it appropriate that PJSC VimpelCom ensure the fulfilment of obligations under [the Notes] … to holders of Eurobonds whose rights are recorded by Russian depositaries” – In addition, the Russian MinFin requested PJSC VimpelCom to provide information on payments made with respect to the Notes – Certain Russian bondholders have also commenced legal proceedings in Russia against PJSC VimpelCom requesting PJSC VimpelCom to pay under certain Notes • On 23 November 2022, the Russian Central Bank issued clarification that that these obligations under Decree 430 would also apply to a Russian legal entity in the same Group as a Eurobond issuer with holders whose rights are recorded by Russian depositaries, confirming the position of the Russian MinFin that Decree 430 would also apply to PJSC VimpelCom • VEON is currently assessing the potential impact of this obligation on PJSC VimpelCom as a matter of Russian law to assume direct responsibility for the discharge of the Notes held through Russian depositaries and potential solutions to the same • In the event that PJSC VimpelCom were to make principal or interest payments directly to beneficial owners of the Notes that are held through Russian depositaries, the Group has no comfort that the clearing systems would recognise the payment by PJSC VimpelCom as being good discharge of the Company’s payment obligations (and the trust deeds do not otherwise make provision for recognising such payments) • Accordingly, as matters stand, it is possible that PJSC VimpelCom and VEON Holdings B.V. could both be required to make material payments in respect of the same amounts of interest and principal due on 2023 Notes held through Russian depositories EXECUTIVE SUMMARY (2/4) Russian Regulatory Backdrop

7 7 • The scheme of arrangement in England (the “Scheme”) launched by the Company today proposes an eight-month extension to the respective maturity dates of the 2023 Notes, together with certain other amendments to the terms of the 2023 Notes and related trust deeds • The Scheme represents the culmination of more than six months of discussions between the Group and its advisers during which they have considered multiple different potential transaction structures. It also incorporates recent feedback received from various noteholders. If the status quo were to continue, the options available to it would be significantly constrained by the current and evolving political situation, international sanctions laws and Russian regulations. In these circumstances, the Group has concluded that a short-term extension of the maturity of the 2023 Notes represents the best option available to the Group and its stakeholders, as it will provide the Group with additional time to pursue a number of strategic transactions • The Amendments (as defined on the following page) will allow the Group time to conclude the agreed sale of its Russian subsidiary, PJSC VimpelCom (“VimpelCom”), as announced separately (https://www.veon.com/media/media-releases/2022/veon-ltd-press-release-24-11-2022/) (the “VimpelCom Disposal”), which is expected to be completed in early June 2023 (subject to receipt of required regulatory approvals and satisfaction of customary closing conditions) – Under the sale agreement for the VimpelCom Disposal, VEON will receive total consideration of RUB 130bn (approximately USD 2.1bn1). Subject to receipt of the necessary licenses and/or approval from competent sanctions authorities, it is expected that the total consideration will be paid primarily by PJSC VimpelCom taking on and discharging certain notes issued by the Company, thus significantly deleveraging VEON’s balance sheet – The Group considers that the VimpelCom Disposal would represent the single-most material deleveraging action available to the Group, which will at the same time increase the prospect of future access to international debt capital markets, which are currently not available to the Group • The Amendments (as defined on the following page), together with the deleveraging described above, are also expected to curtail the inefficient use of cash which would result from the payments on the NSD-held portion of the 2023 Notes being trapped in the international clearing systems and the principal amount of the 2023 Notes held through Russian depositaries being repaid by both the Company and PJSC VimpelCom due to the European Union’s sanctions targeting the NSD, and possibly in response to United States and United Kingdom sanctions laws and regulations targeting Russia more broadly • It will also provide short term stability and further optionality to implement the asset monetisation strategy underpinning VEON’s objectives to further reduce leverage and maximize its stakeholders’ returns EXECUTIVE SUMMARY (3/4) Transaction Rationale 1. Converted at illustrative exchange rate of 60.5043 RUB/USD (Central Bank of Russia FX rate as of 24 November 2022) 2. Subject to receipt of all requisite regulatory approvals, licenses from relevant government authorities and any required approvals from VEON creditors

8 8 • The Scheme launched by the Company proposes the following changes with respect to the 2023 Notes (together, the “Amendments”): – An eight-month extension of the respective maturity dates of the February 2023 Notes and April 2023 Notes to October 2023 and December 2023 respectively; – An amendment excluding beneficial owners of the 2023 Notes who are the target of applicable sanctions laws or regulations that prohibit them from dealing with the 2023 Notes from counting in the consent and quorum thresholds; – Payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates; and – Inclusion of a put right in the trust deeds of the 2023 Notes exercisable from the later of (i) 2 May 2023 and (ii) the date on which the Amendments to the 2023 Notes become effective for a period of 10 calendar days at a price equal to 101% of the principal amount plus accrued but unpaid interest subject to certain conditions (see details on page 32) • The Scheme is expected to enable the Amendments to be implemented upon obtaining the necessary majority consents (being a majority in number, representing at least 75% by value of those beneficial owners of the 2023 Notes present and voting at the Scheme meeting, either in person or by proxy)1 • All actions taken in connection with the Amendments shall be in full compliance with all applicable sanctions laws and regulations2, and any necessary licenses and approvals issued by the competent sanctions authorities of the foregoing jurisdictions – The Scheme will include a standstill provision whereby if the Company (in its sole discretion) has determined to seek any sanctions licenses in connection with the Amendments and any such license has not been granted by the time the Scheme is sanctioned, a standstill on enforcement action shall commence and the principal amount of the 2023 Notes will be treated for all purposes as if it has not fallen due for payment until the earlier of (i) the date on which the Amendments are implemented, (ii) 13 October 2023 or (iii) the date on which the Scheme is otherwise terminated in accordance with its terms • Subject to the Amendments being successfully implemented, and completion of the VimpelCom Disposal, the Group intends to use excess liquidity to redeem financial liabilities to de-leverage and reduce its interest obligations EXECUTIVE SUMMARY (4/4) Transaction Overview 1. Any sanctioned beneficial owners of the 2023 Notes and sanctioned persons that may act as custodian for beneficial owners of the 2023 Notes will be excluded from participating in and voting on the Scheme 2. All actions taken in connection with the Amendments shall be in full compliance with all applicable sanctions laws and regulations, including any economic or financial sanctions laws or regulations as amended from time to time, administered, enacted, or enforced by: the United States; the United Nations; the European Union or any member states thereof; the United Kingdom; Bermuda and other jurisdictions applicable to the Group (excluding the Russian Federation and the Republic of Belarus), and any necessary licenses and approvals issued by the competent sanctions authorities of the foregoing jurisdictions.

9 9 AGENDA 1. EXECUTIVE SUMMARY 2. 3Q22 HIGHLIGHTS 3. PORTFOLIO STRATEGY 4. FUTURE PERFORMANCE AMBITION 7. PROCESS & TIMELINE APPENDIX 5. AMENDMENTS OBJECTIVES 6. AMENDMENTS OVERVIEW

KEY RECENT DEVELOPMENTS

Management continues to execute its strategic plan while navigating a complex sanctions environment

11 Mar

EARLY REPAYMENT OF VTB BANK LOAN

- RUB20bn (USD 259m) bank loan with VTB Bank was repaid and cancelled

15 Mar

CANCELLATION OF RCF COMMITMENT FROM ALFA BANK AND RAIFFEISEN BANK RUSSIA

- USD 125m commitment from Alfa Bank and USD 70m commitment from Raiffeisen Bank Russia were cancelled due to new Russian regulatory requirements, reducing total RCF commitments from USD 1,250m to USD 1,055m

13 Apr

WITHDRAWAL OF S&P RATING

- S&P affirms VEON at CCC+ and subsequently withdraws rating

21 Apr

GROUP LEVEL LOANS FROM SBERBANK AND ALFA BANK NOVATED TO PJSC VIMPELCOM

- Two group-level loan agreements totalling RUB 90bn were novated to PJSC VimpelCom

08 Jun

COMPLETION OF SALE OF VEON GEORGIA

- Valued at USD 45m, the subsidiary was sold to VEON's former local partner

06 Jul

WITHDRAWAL OF FITCH RATING

- Fitch affirms VEON at B+ and subsequently withdraws rating

5 Aug

COMPLETION OF DJEZZY SALE

- USD 682m received following completion of the sale of VEON's 45.6% stake in Djezzy Algeria to the Algerian National Investment Fund

24 Nov

RUSSIA SALE AGREEMENT

- Entered into agreement to sell Russian operations for total consideration of RUB 130bn

VEON

10

4G GROWTH DRIVING DATA & DIGITAL REVENUES

VEON

Growth in customer base

203.2mn subscribers
+0.8% YoY

Mobile ARPU growth across all markets

+0.8% to +11.9% YoY
in local currency

Network expansion focused on speed and quality

104.5k 4G Sites
+14.4% YoY

Steady growth in 4G uptake

4G users and penetration
(3 month active, million and %)



34.1%
46.2%
52.7%
65.4
93.0
107.1
3Q20
3Q21
3Q22

+15.1% 4G users YoY growth

+6.5p.p. 4G penetration YoY growth

Steady growth in data and digital revenues[1]

Data and digital revenues, YoY trends
(USD million and % in local currency)



+13.1%
+18.2%
+14.9%
633.8
748.5
827.9
3Q20
3Q21
3Q22

+14.9% Data and digital revenues YoY growth in local currency

Note: 3Q20, 3Q21 and 3Q22 data and digital revenues on this slide adjusted for Armenia, which was sold in October 2020, Georgia, which was sold in June 2022 and for corrections in Kazakhstan in 3Q22

1. Data and digital revenues include mobile data revenue, revenues from mobile financial services and mobile TV/video entertainment

11

3Q22 HIGHLIGHTS

VEON

TOTAL REVENUE
USD 2,077mn
+3.6% YoY
+3.4% YoY local currency

Equipment revenue in Russia down 58.5% YoY due to lower device sales

SERVICE REVENUE
USD 1,968mn
+7.9% YoY
+7.8% YoY local currency

Mobile ARPU up YoY in local currency across all markets

4G USERS
107mn
+15.1% YoY

Subscriber base +0.8% YoY 4G penetration reaches 52.7%

EBITDA
USD 889mn
0.0% YoY
+0.7% YoY local currency

Solid EBITDA performance across the Group

CAPEX
USD 404mn
+6.0% YoY
-3.6 p.p. YoY Capex intensity

At 21.6%, LTM capex intensity continues to decrease

GROUP CASH POSITION
USD 3,293mn
$2,560mn at HQ

Sale of the Algerian business for c.USD 682mn

12

GROUP SERVICE REVENUE GROWTH +7.1% YOY IN LOCAL CURRENCY

VEON

Country	Service revenue	EBITDA
PAKISTAN (Jazz)	+11.3%	-6.8%
KAZAKHSTAN (Beeline)	+23.2%	+9.2%
UZBEKISTAN (Beeline)	+22.5%	+7.9%
BANGLADESH (banglalink)	+11.8%	-2.1%
UKRAINE (KYIVSTAR)	+5.1%	-10.7%
KYRGYZSTAN (Beeline)	+15.8%	+11.9%
RUSSIA	+2.2%	+7.3%

Note: In some countries EBITDA was impacted by extraordinary non-recurring items in 3Q22 and in 3Q21 as noted on subsequent country performance slides

13

14 14 UKRAINE Keeping Ukraine connected and rebuilding the country’s infrastructure • 121 settlements reconnected to Kyivstar network in 3Q22 • Since February, around 400 new 4G base stations built and some 6,000 4G base stations upgraded • Around 90% of Kyivstar network was operational at the end of 3Q22 • Cooperation on network sharing continues • UAH 279 million in charitable donations and employee support in 3Q22 • 47% YoY increase in electricity prices and 5% YoY indexation of radio frequency fees • “Roam-like-home” offers extended to the end of 2022 3Q22 RESULTS YOY TRENDS SERVICE REVENUE +5.1% CAPEX UAH 7.6bn 6.5 7.2 7.6 3Q20 3Q21 3Q22 8.8 11.6 12.1 34% 44% 50% 3Q20 3Q21 3Q22 +11.5% +11.9% +5.1% 1.8bn +52.5% UAH TOTAL REVENUE 7.7bn 4.4bn UAH +5.2% EBITDA -10.7% UAH 11% 18% 20% 7% 12% 15% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (UAH Billion and %)

15 15 RUSSIA Higher customer value drives service revenue and EBITDA growth 1. 4G penetration in Russia: % of active 4G data users in total 3 months active customer base excluding machine-to-machine (M2M) connections SERVICE REVENUE 66.4bn +2.2% 12.9bn -24.2% RUB RUB 3Q22 RESULTS YOY TRENDS CAPEX • Service revenue up 2.2% YoY supported by mobile data revenue growth (+7.5% YoY) • Equipment sales lower on supply chain constraints, down 58.5% YoY • +7.3% YoY growth in EBITDA and higher margin at 42.8% (+5.4 p.p. YoY) • Stronger engagement of the customer base with higher 4G penetration • Revised pricing and effective cost management supported rise in EBITDA margin TOTAL REVENUE 70.7bn 30.3bn RUB -6.1% EBITDA +7.3% RUB 37% 41% 47% 20% 23% 28% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users 21.7 25.4 25.7 46% 53% 60% 3Q20 3Q21 3Q22 62.0 64.9 66.4 3Q20 3Q21 3Q22 +4.7% +2.2% -7.6% 4G USERS AND PENETRATION1 (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (RUB Billion and %)

PAKISTAN

4G users exceed 40 million supporting double digit top line growth

3Q22 RESULTS YOY TRENDS

TOTAL REVENUE	SERVICE REVENUE
64.2bn PKR	58.4bn PKR
+12.0%	+11.3%

EBITDA	CAPEX
26.5bn PKR	6.0bn PKR
-6.8%	-37.2%

SERVICE REVENUE AND YOY TRENDS

(PKR Billion and %)



+10.6%
46.5
+12.9%
52.5
+11.3%
58.4
3Q20
3Q21
3Q22

4G USERS AND PENETRATION

(3 month active, million and %)



35%
47%
54%
22.2
33.8
40.6
3Q20
3Q21
3Q22

MULTIPLAY CUSTOMERS



Revenue share
Share of monthly active users
23%
10%
33%
16%
42%
20%
3Q20
3Q21
3Q22

- High inflation and elimination of energy subsides impacted utility prices: diesel +139% YoY, electricity +69% YoY, negatively impacting EBITDA margin c.6%
- Amidst the country-wide floods in August, Jazz ensured availability of telecom services
- Balanced revenue growth with YoY increase in subscribers and ARPU, gaining market share
- Continued revenue growth in Mobilink Bank (+37.9% YoY) and JazzCash (+78.6% YoY)
- Double-digit YoY revenue growth accomplished despite the impact of increased withholding tax and MTR reduction with further reductions in 2H22

16

17 17 KAZAKHSTAN Sixth consecutive quarter of revenue YoY growth above 20% • Beeline Kazakhstan gaining market share and maintaining leadership position in NPS • Top line supported by growing data users (+11.9%) with higher consumption (+18.8%) • Adjusting for one-off in 3Q21, Beeline Kazakhstan’s EBITDA grew by 17.8% YoY • Beeline Kazakhstan connected 334 remote and rural settlements to 4G network during 3Q22, reaching 69% 4G penetration in the customer base (+7.0p.p. YoY) • Multiplay customers increase 43.5% YoY driven by strong growth in digital services • My Beeline +40.0% (3.5 million MAU), BeeTV +42.7% (634,000 MAU), Simply (159,000 MAU) 50.0 61.6 75.9 3Q20 3Q21 3Q22 4.8 6.1 7.2 50% 62% 69% 3Q20 3Q21 3Q22 24% 38% 49% 15% 25% 34% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users +13.0% +23.2% +23.2% 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (KZT Billion and %) 3Q22 RESULTS YOY TRENDS SERVICE REVENUE 75.9bn +23.2% 18.5bn +82.2% KZT KZT CAPEX TOTAL REVENUE 78.7bn 40.2bn KZT +23.1% EBITDA +9.2% KZT

18 18 BANGLADESH Gaining market share as double-digit topline growth continues • Double-digit top line growth with data revenue up 21.4% YoY, gaining market share • 4G users +31.7% YoY with 4G penetration up 7.8 p.p. YoY, supporting higher ARPU (+5.4% YoY) • Banglalink executes on its strategy to become a national operator • Strong expansion in 4G network with more than 3,600 new base stations YTD • High-quality connectivity and continued 4G network rollout drive further NPS improvement • Toffee reached 7.0 million MAUs (+11.0% YoY) with average daily active users up 55.1% YoY • Revamped self-care app MyBanglalink recorded a 62.8% YoY increase in MAUs to 5.1 million 3Q22 RESULTS YOY TRENDS TOTAL REVENUE 13.8bn SERVICE REVENUE 5.1bn 13.6bn 4.8bn 11.3 12.1 13.6 3Q20 3Q21 3Q22 7.0 11.4 15.0 21% 33% 41% 3Q20 3Q21 3Q22 1% 17% 23% 8% 11% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users +0.9% +7.3% +11.8% EBITDA CAPEX +373.6% BDT -2.1% BDT 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (BDT Billion and %) +11.8% BDTBDT +11.6%

19 19 UZBEKISTAN Third consecutive quarter of 20%+ topline YoY growth • Third consecutive quarter of revenue YoY growth above 20% • Adjusted for one-offs, revenue increased by 27.7% YoY, service revenue +27.9% YoY, and EBITDA was 17.1% higher YoY • 4G users +34.7% YoY with 4G penetration reaching 64.0% • Strong increase in mobile data usage +42.2% YoY supporting a 40.0% YoY rise in data revenue • Portfolio of digital products and bundles support 36.9% YoY growth in multiplay customers • For the fourth consecutive quarter Beeline Uzbekistan is market leader in terms of NPS 490.8 542.2 664.4 3Q20 3Q21 3Q22 2.9 3.9 5.2 43% 57% 64% 3Q20 3Q21 3Q22 25% 44% 50% 14% 27% 33% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users -17.1% +10.5% +22.5% 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (UZS Billion and %) 3Q22 RESULTS YOY TRENDS SERVICE REVENUE 664.4bn +22.5% 179.8bn +174.8% UZS UZS CAPEX TOTAL REVENUE 664.7bn 302.8bn UZS +22.4% EBITDA +7.9% UZS

20 20 AGENDA 1. EXECUTIVE SUMMARY 3. PORTFOLIO STRATEGY 4. FUTURE PERFORMANCE AMBITION 7. PROCESS & TIMELINE APPENDIX 5. AMENDMENTS OBJECTIVES 6. AMENDMENTS OVERVIEW 2. 3Q22 HIGHLIGHTS

21 21 • Monetise assets to enhance HQ liquidity and deleveraging • Unlock infrastructure value through tower transactions • Continue to invest into connectivity, digital opportunities, and support portfolio investments to drive growth in core countries • Establish VEON as a digital operator focusing on Emerging Markets • Continue to simplify portfolio and ownership structures to focus on operations with critical size or opportunity, which already resulted in successful sale of Algeria and Georgia GROUP CAPITAL ALLOCATION PRIORITIES SPECIFIC ACTION PLANS BY COUNTRY • Russia: Completion of the VimpelCom Disposal in compliance with applicable sanctions laws and regulations • Ukraine: Ensure people remain connected by keeping the network operational and re-invest cash generated locally to create value • Pakistan & Kazakhstan: Consolidate market leadership positions and unlock infrastructure value while pioneering digital services • Bangladesh: Unlock infrastructure value and free up capital for country-wide investment • Uzbekistan: Capitalize on growth opportunities • Kyrgyzstan: Continue to develop business while exploring strategic options PORTFOLIO STRATEGY Focus on crystallising infrastructure value and digital operator model

22 22 • More than 40k sites and “Build-to-Suit” (BTS) commitments selected for short to medium term value crystallisation • Proven in-house expertise in infrastructure separation & monetisation following recent sale of tower portfolio in Russia and historic sale of towers in Italy • Model and process for crystallising value optimized on a country-by-country level based on market-specific conditions • Options to unlock value of fibre assets under consideration • Aiming for several value crystallization deals to be announced within the next 9-12 months PAKISTAN 10.5k towers + up to 3.7k BTS Ongoing value crystallisation process BANGLADESH Ongoing value crystallisation process KAZAKHSTAN 1.5k towers planned for short-term separation UZBEKISTAN Separation expected to conclude within 12 months UKRAINE 8.8k sites ready for value crystallisation 5.5k towers + up to 3.9k BTS 4.4k sites 3.7k sites 12.5k sites MAIN INFRASTRUCTURE MONETISATION OPPORTUNITIES Aiming for several infrastructure monetisation deals across VEON markets

23 23 AGENDA 1. EXECUTIVE SUMMARY 3. PORTFOLIO STRATEGY 4. FUTURE PERFORMANCE AMBITION 7. PROCESS & TIMELINE APPENDIX 5. AMENDMENTS OBJECTIVES 6. AMENDMENTS OVERVIEW 2. 3Q22 HIGHLIGHTS

GROUP CONSOLIDATED AMBITION[1]

3-year forward 2022 – 2024 ambition

VEON

REVENUE GROWTH 3YR CAGR in USD	EBITDA GROWTH 3YR CAGR in USD	EBITDA MARGIN	GROUP CAPEX INTENSITY
Low-mid single digit	Low-mid single digit	Expected to remain flat	<20%

- Revenue, EBITDA growth, EBITDA margin revised downward from previously communicated guidance[2]
- Digital operator customer offers roll-out
- Continue to execute on infra value crystallisation
- Unlock value of high-potential digital assets
- Financial and operational discipline

24

1. Ambition levels based on current geographic footprint taking into account anticipated VimpelCom Disposal
2. Ambition levels communicated per *"Veon Growth Day – 7 December 2021"* presentation materials

PORTFOLIO FUTURE PERFORMANCE AMBITION
3-year forward 2022 – 2024 ambition

VEON

	Focus	Dividend Potential
Russia	• Complete VimpelCom Disposal in compliance with applicable sanctions laws and regulations	• Expected proceeds of RUB 130bn
Ukraine	• Ensuring service continuity	• No dividends anticipated
Pakistan	• Growing 4G penetration and digital services	• Medium-high expected probability
Kazakhstan	• Execution of digital operator strategy	• Medium-high expected probability
Bangladesh	• Continuing to gain market share	• Low expected probability
Uzbekistan	• Expanding user base and high topline growth	• Medium-high expected probability
Kyrgyzstan	• Maintaining position as leading telecoms provider in the area	• Low expected probability

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HQ CASH FLOWS

VEON

Decreasing corporate costs but uncertain cash upstreaming from OpCos, in particular in the current macro environment

CORPORATE COSTS[1] (CASH FLOW)

- FY2021 corporate costs were USD 208m, a decrease of ~32% YoY from USD 308m in FY2020
- FY2022 corporate costs expected of around USD 185m, down by ~10% YoY



PROJECTED CORPORATE COSTS CASH FLOW
(USDm)
308
208
c.185
FY 2020
FY 2021
FY 2022
FY 2023
FY 2024

CASH UPSTREAMING

- Given ongoing conflict, capital controls and sanctions environment, no dividend upstream expected from Russia and Ukraine in the foreseeable future
- Upstream potential in Pakistan, Uzbekistan, Kazakhstan

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1. Including extraordinary costs as result of the current circumstances

27 27 HQ LIQUIDITY PROFILE Potential USD 1.2bn 2023 Notes repayment would imply PF HQ cash balance of USD 1.4bn (USD 0.4bn excl. RCF) prior to HQ cash flows and any asset monetisation proceeds 1.6bn 2.6bn 0.4bn 1.4bn 1.1bn 1.1bn (1.2bn) Sep-22 HQ Cash 2023 Notes Repayment 2023E HQ Cash before Operating CF and Interest Costs Corporate Costs Interest Costs OpCo Dividends & Cash Upstreaming Potential Asset Monetisation Proceeds HQ CASH PF FOR 2023 NOTES MATURITIES ILLUSTRATIVE 2022-23 CASH FLOWS1 (In USD) (RCF) (excl. RCF) (RCF ) 2023 AND BEYOND around 0.8bn 1. Does not include RUB 130bn total consideration from the expected VimpelCom Disposal (which is anticipated to be discharged primarily via PJSC VimpelCom taking on and extinguishing VEON HQ debt) 2. Pro forma adjusted for remaining USD 82m funding received under the RCF in November, following which the RCF is currently fully drawn 2

28 28 AGENDA 1. EXECUTIVE SUMMARY 3. PORTFOLIO STRATEGY 4. FUTURE PERFORMANCE AMBITION 5. AMENDMENTS OBJECTIVES 6. AMENDMENTS OVERVIEW 7. PROCESS & TIMELINE APPENDIX 2. 3Q22 HIGHLIGHTS

29 29 AMENDMENTS OBJECTIVES Amendments aim to provide additional time for the situation in Russia to become clearer following recent developments and to maximize value for all stakeholders whilst ensuring fair and equal treatment Creating short-term maturity runway, allowing more time for the VimpelCom Disposal to complete  Avoiding risk of double principal repayment to NSD Noteholders of the 2023 Notes (estimated to represent c.60%1 of the 2023 Notes), i.e. by both VEON Holdings B.V. and PJSC VimpelCom Avoiding inefficient use of cash by having NSD-held portion of principal repayments trapped in international clearing systems  Providing short-term stability and further optionality to implement asset monetisation strategy thereby underpinning VEON’s objectives to reduce leverage and maximize stakeholder returns 1. Estimate based on custodian data from Kroll

30 30 AGENDA 1. EXECUTIVE SUMMARY 3. PORTFOLIO STRATEGY 4. FUTURE PERFORMANCE AMBITION 5. AMENDMENTS OBJECTIVES 6. AMENDMENTS OVERVIEW 7. PROCESS & TIMELINE APPENDIX 2. 3Q22 HIGHLIGHTS

31 31 Principal Outstanding • USD 700m • No change Maturity • 26 April 2023 • 27 December 2023 Interest • 7.25% • No change Amendment Consent Levels1 • Reserved Matters − Consent threshold: >50% of votes cast on a poll − Quorum requirement: ≥75% (or if at adjourned meeting, ≥50%) • No change to voting thresholds and quorum requirements • Beneficial owners of the Apr-23 who are the target of applicable sanctions laws or regulations that prohibit them from dealing with the 2023 Notes to be excluded from counting in the consent and quorum thresholds (such beneficial owners would be excluded from both the numerator and denominator) Amendment Fee • N/A • 200bps (represents 300bps on an annualized basis) Put Right • N/A • See details on following page Current Terms Amended Terms Principal Outstanding • USD 529m • No change Maturity • 13 February 2023 • 13 October 2023 Interest • 5.95% • No change Amendment Consent Levels • Reserved Matters − Consent threshold: 100% in aggregate principal amount of notes outstanding − Quorum requirement: 100% • No change to voting thresholds and quorum requirements • Beneficial owners of the Feb-23 Notes who are the target of applicable sanctions laws or regulations that prohibit them from dealing with the 2023 Notes to be excluded from counting in the consent and quorum thresholds (such beneficial owners would be excluded from both the numerator and denominator) Amendment Fee1 • N/A • 200bps (represents 300bps on an annualized basis) Put Right • N/A • See details on following page SUMMARY TERM SHEETS – 2023 NOTES (1/2) Amendment to existing February 2023 and April 2023 Notes to extend maturities by 8 months with a put right from 2 May 2023 No changes to other terms of the 2023 Notes 1. Payable on the amended maturity dates of the 2023 Notes on the 2023 Notes outstanding at that time 7.25% Notes due Apr-23 5.95% Notes due Feb-23

32 32 Put Right Put Right Start Date • The later of (i) 2 May 2023 and (ii) the Amendment Effective Date1 under the Scheme Put Right Period • 10 calendar days Put Right Close Date • The later of (i) 12 May 2023 and (ii) 10 calendar days following the Amendment Effective Date1 under the Scheme Put Price • 101% of the principal amount plus accrued and unpaid interest at the Put Right Close Date Put Cap • USD 600 million of principal amount for which put rights have been exercised in aggregate across the February 2023 and April 2023 notes combined (with a pro rata scale-back if put rights exercised exceed this amount) Put Right Conditions • VEON HQ (VEON Holdings B.V. together with certain of its Amsterdam and Luxembourg based subsidiary and parent holding companies) cash balance exceeds USD 1.0 billion (net of aggregate amount drawn under the RCF) one business day prior to the Put Right Start Date; • Compliance by the Company with all applicable laws and regulations, including Sanctions laws and regulations Undertaking • VEON Holdings B.V. undertakes not to, and not to permit any of its subsidiaries (other than PJSC VimpelCom) to, launch a tender offer for any VEON Holdings B.V. notes before settlement of any exercised Put Right SUMMARY TERM SHEETS – 2023 NOTES (2/2) Amendment to existing February 2023 and April 2023 Notes to extend maturities by 8 months with a put right from 2 May 2023 ► Inclusion of put right allows noteholders to receive cash repayment as early as May 2023 2023 Notes 1. As defined in the practice statement letter

33 33 250 805 500 333529 1,000 1,250 700 533 H1 2023F H2 2023F 2024F 2025F 2026F 2027F RCF RUB Notes USD Notes21 250 805 529 500 333 700 533 1,000 1,250 H1 2023F H2 2023F 2024F 2025F 2026F 2027F RCF RUB Notes USD Notes21 CURRENT MATURITY PROFILE PRO FORMA MATURITY PROFILE Weighted Average Life: 2.5 Years 1. Pro forma adjusted for remaining USD 82m funding received under the RCF in November, following which the RCF is currently fully drawn 2. RUB Notes converted at 60 RUB/USD 3. Estimate based on custodian data from Kroll 4. RUB 130bn VimpelCom Disposal consideration converted at illustrative exchange rate of 60.5043 RUB/USD (Central Bank of Russia FX rate as of 24 November 2022) (In USDm) (In USDm) Total debt: USD 5.9bn Total debt: USD 5.9bn Weighted Average Life: 2.6 Years RCF AND NOTE MATURITY PROFILE PRE & POST EXTENSION 2023 Notes extended by 8 months with no changes to other maturities ► We estimate that c.60% of the 2023 Notes and c.50% of all Notes maturing through 2027 are held via the NSD3 CURRENT PRO FORMA FOR VIMPELCOM DISPOSAL4 HQ Net Debt USD 3.3bn USD 1.1bn Subject to a put of up to USD 600m in H1 2023

34 34 AGENDA 1. EXECUTIVE SUMMARY 3. PORTFOLIO STRATEGY 4. FUTURE PERFORMANCE AMBITION 5. AMENDMENTS OBJECTIVES 6. AMENDMENTS OVERVIEW 7. PROCESS & TIMELINE APPENDIX 2. 3Q22 HIGHLIGHTS

35 35 ANTICIPATED PROCESS & TIMELINE Scheme expected to complete by early 2023 Note: final dates subject to Court availability and confirmation KEY DATE STEPS 24 November 2022 Transaction announcement and launch of the Scheme via issuance of the practice statement letter 9 December 2022 Issuance of supplemental practice statement letter 20 December 2022 Convening hearing 21 December 2022 Issuance of explanatory statement (and accompanying documents) and, subject to receipt of any necessary licenses and approvals, invitation to submit voting and proxy forms, and notice of Scheme meeting 24 January 2023 Scheme meeting* 30 January 2023 Sanction hearing, filing of sanction order and implementation of the Amendments* *Subject to receipt of the necessary sanctions licenses and/or approvals from competent sanctions authorities

36 36 AGENDA 1. EXECUTIVE SUMMARY 3. PORTFOLIO STRATEGY 4. FUTURE PERFORMANCE AMBITION 7. PROCESS & TIMELINE APPENDIX 5. AMENDMENTS OBJECTIVES 6. AMENDMENTS OVERVIEW 2. 3Q22 HIGHLIGHTS

SUMMARY ORGANIZATION CHART

VEON



Mobile network operator
Indirect ownership[1]
Direct ownership[1]
VEON Ltd. (Bermuda) Listed entity
VEON Amsterdam B.V. (NL)
VEON Holdings B.V. (NL)
▪ USD 1,055m RCF
▪ USD 4,012m notes
▪ RUB 50bn (USD 871m) notes
75.0%
50.1%
49%
KaR-Tel LLP[2] (Kazakhstan)
PJSC VimpelCom (Russia)
Sky Mobile LLC (Kyrgyzstan)
Unitel LLC (Uzbekistan)
JSC Kyivstar (Ukraine)
Pakistan Mobile Communications (Pakistan)
Banglalink Digital Communications (Bangladesh)
USD 1,576m gross debt
USD 59m gross debt
USD 660m gross debt
USD 129m gross debt
TNS-Plus Limited Liability Partnership (Kazakhstan)

Note: Gross external debt outstanding as of 30-Sep-22 pro forma adjusted for remaining USD 82m funding received under the RCF in November, following which the RCF is currently fully drawn; excludes IFRS-16 lease liabilities; local currency debt converted at exchange rate as of 30-Sep-22 (57 RUB/USD for RUB-denominated debt); overview does not breakout small amount of debt outstanding (<USD 20m in aggregate) at other entities

1. 100% (direct and indirect) ownership unless indicated otherwise
2. In December 2022, the Group's 75% interest in KaR-Tel LLP was transferred from a subsidiary of PJSC VimpelCom to VEON Holdings B.V., with corresponding set-off of the sale proceeds against the relevant i/c loan balances between Veon Holdings B.V. and PJSC VimpelCom to be completed

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38 38 THANK YOU! VEON